Item 77M Deutsche CROCI(r) U.S. Fund (a series of Deutsche Investment Trust)


On September 27, 2016 the Board of Trustees approved (by written consent) a proposal for Deutsche CROCI(r) US Fund to acquire Deutsche
Large Cap Value Fund on or about December 12,
2016.